BY HAND AND BY EDGAR
January 13, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Re:	Aircastle Limited
Form 10-K for the year ended December 31, 2008 (the “Form 10-K”)
Form 10-Q for the period ended September 30, 2009 (the “Form 10-Q”)
File No. 1-32959
Dear Mr. Decker:
Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated December 8, 2009 (the “Comment Letter”) in relation to the Form 10-K or Form 10-Q, as the case may be.
Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K and Form 10-Q.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.
Where a Comment requests additional disclosures or other revisions to be made, we have, where appropriate, included a supplemental response to present proposed revisions that we intend to include in future filings, including our interim filings, if applicable.
MD&A
Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2008, page 50

Aircastle Limited
January 13, 2010

2.	It appears that your results of operations may be materially impacted by derivative instruments. During the year ended December 31, 2008, interest expense increased by hedge ineffectiveness losses of $16.5 million as well as amortization of deferred losses of $21.3 million. Please address the specific underlying reasons such instruments impacted each period by the amounts disclosed. You should discuss any cases in which your strategies and assumptions resulted in adverse impacts. Please also address the significant increase in the net change in the fair value of derivatives recorded as a component of accumulated other comprehensive income (loss) from $(126.9) million at December 31, 2007 to $(245.4) million at December 31, 2008. You should also discuss the expected impact of these instruments on the results of operations of future periods as well as on your liquidity and capital resources. Please show us in your supplemental response what the revisions will look like.
In response to the Staff’s comment, the Company will expand its disclosure of the impact of interest rate derivatives on our results of operations in future filings to read substantially as follows (we have underlined the applicable changes below):
“Interest, net consisted of the following:

	Year Ended December 31,
(Dollars in thousands)	2007	2008
Interest on borrowings, net settlements on interest rate derivatives and other liabilities	$109,853	$169,860
Hedge ineffectiveness losses	171	16,623
Amortization of interest rate derivative contracts related to deferred (gains) losses	(4,849)	15,488
Losses on termination of interest rate swaps	—	1,003
Amortization of deferred financing fees	6,991	13,603

Interest Expense	112,166	216,577
Less interest income	(12,239)	(7,311)
Less capitalized interest	(7,267)	(5,737)

Interest, net	$92,660	$203,529

Interest, net increased by $110.9 million, or 119.7%, over the year ended December 31, 2007. The net increase is primarily a result of:
•	a $60.0 million increase in interest expense on our borrowings primarily due to a higher average debt balance (average debt balance during the year ended December 31, 2008 was $2.71 billion as compared to $1.64 billion in the same period in 2007);

•	a $16.5 million increase in hedge ineffective losses due primarily to changes in debt and debt forecasts as follows:
•	$13.5 million related to a lower forecasted amount of debt for the New A330 Aircraft and a lower forecasted amount of debt for, and an overall reduction in, anticipated aircraft acquisitions; and

•	$3.0 million related to a lower amount of debt following the sale of an aircraft and associated repayment of debt for Securitization No. 1;
•	a $21.3 million increase in amortization of terminated interest rate derivatives related to deferred losses in other comprehensive income primarily composed of the following:

Aircastle Limited
January 13, 2010

•	$9.8 million related to amortization of deferred losses on terminated interest rate derivatives for borrowings we anticipate making in the future (i.e., that are probable of occurring). The deferred losses are amortized into interest expense as the interest payments being hedged occur; and

•	$11.5 million related to accelerated amortization of deferred losses from terminated interest rate derivatives for borrowings that we no longer anticipate making (i.e., that are no longer probable of occurring) as a result of lower forecasted debt financings;
•	a $6.6 million increase in amortization of deferred financing fees as a result of the additional term financings and credit facilities in 2008 over the same period in 2007;

•	a $4.9 million decrease in interest income on our cash and cash equivalents resulting from lower interest rates during the year ended December 31, 2008 compared to the same period in 2007; and

•	a $1.5 million decrease in capitalized interest related to accelerated payments and progress payments made in respect to flight equipment on forward order under the GAIF Acquisition Agreement.
Other comprehensive loss:
Other comprehensive loss was $121.9 million for the year ended December 31, 2008, an increase of $113.9 million over the $8.0 million of other comprehensive loss for the year ended December 31, 2007. The increase in comprehensive loss is primarily a result of:
•	a $118.5 million increase in deferred losses resulting from a decrease in the net change in the fair value of outstanding interest rate derivatives qualifying for and designated as cash flow hedges due to a significant decrease in the 1-Month LIBOR rates. At December 31, 2007, the 1-Month LIBOR spot rate was 4.6% as compared to 0.4363% at December 31, 2008;

•	a $4.7 million decrease in the fair value of debt investments; and

•	a $12.0 million decrease in net income;
These increases in comprehensive losses were partially offset by:
•	a $21.3 million increase in amortization into earnings of deferred net losses from terminated interest rate derivatives.
The amount of loss expected to be reclassified from accumulated other comprehensive income into interest expense over the next 12 months consists of net interest settlements on active interest rate derivatives in the amount of $85.0 million and the amortization of deferred net losses from terminated interest rate derivatives in the amount of $8.2 million. See “Hedging” below for more information on deferred net losses as related to terminated interest rate derivatives.”
In addition, the Company will modify the “Hedging” section of liquidity and capital resources (page 70 of our 2008 Form 10K) to expand our hedging strategy disclosure in future filings to read substantially as follows (we have underlined the applicable changes below):

Aircastle Limited
January 13, 2010

“Hedging
The objective of our hedging policy is to adopt a risk averse position with respect to changes in interest rates. Accordingly, we have entered into a number of interest rate derivatives to hedge the current and expected future interest rate payments on our variable rate debt. Interest rate derivatives are agreements in which a series of interest rate cash flows are exchanged with a third party over a prescribed period. The notional amount on an interest rate derivative is not exchanged. Our interest rate derivatives typically provide that we make fixed rate payments and receive floating rate payments to convert our floating rate borrowings to fixed rate obligations to better match the largely fixed rate cash flows from our investments in flight equipment. We held the following interest rate derivative contracts as of December 31, 2009:

	Liability Derivatives
				Future
	Current			Maximum
	Notional	Effective	Maturity	Notional	Floating	Fixed	Balance Sheet
Hedged Item	Amount	Date	Date	Amount	Rate	Rate	Location	Fair Value
				(Dollars in thousands)
Interest rate derivatives designated as cash flow hedges:
Securitization No. 1	$ [ ]	Jun-06	Jun-16	$ [ ]	1M LIBOR + 0.27%	5.78%	Fair value of derivative liabilities	$	[ ]
Securitization No. 2	[ ]	Jun-07	Jun-12	[ ]	1M LIBOR	5.25% to 5.36%	Fair value of derivative liabilities		[ ]
Term Financing No. 1(1)	[ ]	Jun-08	May-13	[ ]	1M LIBOR	4.04%	Fair value of derivative liabilities		[ ]
Term Financing No. 1(1)	[ ]	May-13	May-15	[ ]	1M LIBOR	5.31%	Fair value of derivative liabilities		[ ]

Total interest rate derivatives designated as cash flow hedges	[_]			[_]					[_]

Interest rate derivatives not designated as cash flow hedges:
Term Financing No. 2(2)	[_]	Oct-08	Sep-13	[ ]	3M LIBOR	3.17%	Fair value of derivative liabilities		[ ]

Total interest rate derivatives not designated as cash flow hedges	[ ]			[ ]					[ ]

Total interest rate derivatives	$ [ ]			$ [ ]				$	[ ]

(1)	The interest payments related to Term Financing No. 1 are being hedged by two consecutive interest rate derivatives. When the first matures in May 2013, the next becomes effective.

(2)	Although we entered into this interest rate derivative to hedge the variable rate interest payments in connection with Term Financing No. 2, it has not been designated as a hedge for accounting purposes.

Aircastle Limited
January 13, 2010

Our interest rate derivatives involve counterparty credit risk. As of December 31, 2009, our interest rate derivatives are held with the following counterparties: JP Morgan Chase Bank NA, Citibank Canada NA, HSH Nordbank AG and DVB Bank SE. All of our counterparties or guarantors of these counterparties are considered investment grade (senior unsecured ratings of [  ] or above by Moody’s Investors Service and long-term foreign issuer ratings of [  ] or above by Standard and Poor’s). As a result, we do not anticipate that any of these counterparties will fail to meet their obligations.
As of December 31, 2009, accrued interest payable included in accounts payable, accrued expenses, and other liabilities on our consolidated balance sheet was $[   ] million related to interest rate derivatives designated as cash flow hedges and $[   ] thousand for interest rate derivatives not designated as cash flow hedges.
Historically, the Company acquired its aircraft using short term credit facilities and equity. The short term credit facilities were refinanced by securitizations or term debt facilities secured by groups of aircraft. The Company completed two securitizations and two term financings during 2006 through 2008 (See Securitizations and Term Debt Financings). The Company entered into interest rate derivatives to hedge interest payments on variable rate debt for acquired aircraft as well as aircraft that it expected to acquire within certain future periods. In conjunction with its financing strategy, the Company used interest rate derivatives for periods ranging from 5 to 10 years to ‘fix the interest rates’ on the variable rate debt that it incurred to acquire aircraft in anticipation of the expected securitization or term debt re-financings.
At the time of each re-financing, the initial interest rate derivatives were terminated and new interest rate derivatives were executed as required by each specific debt financing. At the time of each interest rate derivative termination, certain interest rate derivatives were in a ‘gain’ position and others were in a ‘loss’ position. Since the hedged interest payments for the variable rate debt associated with each terminated interest rate derivative were probable of occurring, the gain or loss was deferred in accumulated other comprehensive income (loss) and is being amortized into interest expense over the relevant period for each interest rate derivative.
Prior to the securitizations and term debt financings, our interest rate derivatives typically required us to ‘post cash collateral’ to the counterparty when the value of the interest rate derivative exceeded a defined threshold. When the interest rate derivatives were ‘terminated’ and became part of a larger aircraft portfolio financing, there were no cash collateral posting requirements associated with the new interest rate derivative. As of December 31, 2009, we did not have any cash collateral pledged under our interest rate derivatives, nor do we have any existing agreements that require cash collateral postings.
The following table summarizes the deferred (gains) and losses and related amortization into interest expense for our terminated interest rate derivatives for the years ended December 31, 2007, 2008, and 2009:

Aircastle Limited
January 13, 2010

											Amount of
											Deferred
											(Gain) or
											Loss
											expected to
							Amount of Deferred (Gain) or Loss				be
	Original					Deferred	Amortized (including Accelerated				amortized
	Maximum					(Gain) or	Amortization) into Interest Expense				over the
	Notional	Effective	Maturity	Fixed	Termination	Loss Upon	For the Year Ended December 31,				next twelve
Hedged Item	Amount	Date	Date	Rate %	Date	Termination	2007	2008	2009		months
				(In thousands of dollars)
Securitization No. 1	$400,000	Dec-05	Aug-10	4.61	Jun-06	$(13,397)	$(3,373)	$(3,214)	$	[_]	$ [_]
Securitization No. 1	200,000	Dec-05	Dec-10	5.03	Jun-06	(2,541)	(597)	(892)		[_]	[_]
Securitization No. 2	500,000	Mar-06	Mar-11	5.07	Jun-07	(2,687)	(432)	(746)		[_]	[_]
Securitization No. 2	200,000	Jan-07	Aug-12	5.06	Jun-07	(1,850)	(223)	(386)		[_]	[_]
Securitization No. 2	410,000	Feb-07	Apr-17	5.14	Jun-07	(3,119)	(224)	(487)		[_]	[_]
Repurchase Agreement	74,000	Feb-06	Jul-10	5.02	Feb-08	878	—	878		[_]	—
Repurchase Agreement	5,000	Dec-05	Sep-09	4.94	Mar-08	144	—	144		[_]	—
Term Financing No. 1	150,000	Jul-07	Dec-17	5.14	Mar-08	15,281	—	1,825		[_]	[_]
Term Financing No. 1	440,000	Jun-07	Feb-13	4.88	Partial - Mar-08 Full - Jun-08	26,281	—	4,364		[_]	[_]
Term Financing No. 1	248,000	Aug-07	May-13	5.33	Jun-08	9,888	—	1,299		[_]	[_]
Repurchase Agreement	2,900	Jun-05	Mar-13	4.21	Jun-08	(19)	—	(19)		[_]	—
Term Financing No. 2	55,000	May-08	Mar-14	5.41	Jun-08	2,380	—	2,380		[_]	—
Term Financing No. 2	360,000	Jan-08	Feb-19	5.16	Partial - Jun-08 Full - Oct-08	23,077	—	8,499		[_]	[_]
New A330 Aircraft future debt and securitization	231,000	Apr-10	Oct-15	5.17	Partial - Jun-08 Full - Dec-08	15,310	—	1,582		[_]	[_]
New A330 Aircraft future debt and securitization	203,000	Jun-07	Jan-12	4.89	Dec-08	2,728 (1)	—	1,264		[_]	[_]
New A330 Aircraft future debt and securitization	238,000	Jan-11	Apr-16	5.23	Dec-08	19,430	—	—		[_]	[_]
New A330 Aircraft future debt and securitization	238,000	Jul-11	Sep-16	5.27	Dec-08	17,254	—	—		[_]	[_]

Total						$109,038	$(4,849)	$16,491	$	[_]	$ [_]

The amount of loss expected to be reclassified from accumulated OCI into interest expense over the next 12 months consists of net interest settlements on active interest rate derivatives disclosed above in the amount of $[   ] million and the amortization of deferred net losses in the amount of $[   ] million. For the year ended December 31, 2009, the amount of loss reclassified from accumulated OCI into interest expense consisted of net interest settlements on active interest rate derivatives in the amount of $[   ] million and the amortization of deferred net losses in the amount of $[   ] million as disclosed below.

Aircastle Limited
January 13, 2010

Term Financing No. 1
During 2008, we terminated three interest rate derivatives with maximum notional amounts of $150 million, $440 million and $248 million with deferred losses of $15.3 million, $26.3 million and $9.9 million, respectively. These interest rate derivatives were hedging interest payments related to actual and forecasted borrowings under the Amended Credit Facility No. 2 and the related portion of debt re-financed into Term Financing No. 1. The deferred losses related to interest payments that were probable to occur were amortized into interest expense using the interest rate method as interest payments occur. The deferred loss related to any portion of interest payments that were not probable of occurring were accelerated into interest expense.
During 2008, we entered into two amortizing interest rate derivatives with a balance guarantee notional and initial notional amounts of $710.1 million and $491.7 million. The balance guarantee notional has a lower and upper notional band that adjusts to the outstanding principle balance on Term Financing No. 1. We entered into these interest rate derivatives in connection with Term Financing No. 1 in order to effectively pay interest at a fixed rate on a substantial portion of the loans under this facility. These interest rate derivatives were designated as cash flow hedges for accounting purposes on June 30, 2008.
Term Financing No. 2
During 2008, we terminated two interest rate derivatives with maximum notional amounts of $55.0 million and $360.0 million with deferred losses of $2.4 million and $23.1 million, respectively. These interest rate derivatives were hedging interest payments related to actual and forecasted borrowings under the Amended Credit Facility No. 2 and the related portion of debt re-financed into Term Financing No. 2. The deferred losses related to interest payments that were probable to occur were amortized into interest expense using the interest rate method as interest payments occur. The deferred loss related to any portion of interest payments that were not probable of occurring were accelerated into interest expense.
During 2008, we entered into a series of interest rate forward rate contracts with an initial notional amount of $139.2 million. Although we entered into this arrangement to hedge the variable interest payments in connection with Term Financing No. 2, this instrument has not been designated as a cash flow hedge for accounting purposes. All mark to market adjustments related to these contracts are being charged directly to other income (expense) on the consolidated statement of income. The loss charged to other income (expense) through December 31, 2008 and 2009 was $4.6 million and $[ ] million respectively.
New A330 Aircraft
During 2008, we terminated four interest rate derivatives with maximum notional amounts of $203 million, $231 million, $238 million and $238 million with deferred losses of $2.7 million, $15.3 million, $19.4 million and $17.3 million, respectively. These interest rate derivatives were hedging interest payments related to actual and forecasted borrowings related to the acquisition and related financing for New A330 Aircraft. We terminated these interest rate derivatives to limit our exposure to cash collateral calls. The deferred losses will be amortized into interest expense over the relevant periods since the expected debt associated with the acquisition of these

Aircastle Limited
January 13, 2010

aircraft is still probable of occurring. Some level of hedge ineffectiveness has occurred and may continue to occur due to the changes in: (1) the expected number of New A330 Aircraft to be acquired; (2) the timing of such future deliveries, and; (3) the level of debt associated with each New A330 Aircraft at delivery. We also have no interest rate hedging program in effect in relation to the anticipated long-term financings required for our New A330 Aircraft.
Repurchase Agreements
During 2008, we terminated an interest rate swap, with a notional amount of $39.0 million as of December 31, 2007 and $33.0 million as of the termination date, related to a repurchase agreement we repaid when the underlying debt investments were sold, resulting in a loss of $0.9 million, which is included in interest expense on the consolidated statement of income. Similarly, we terminated an interest rate swap with a notional amount of $5.0 million related to a repurchase agreement we repaid, resulting in a loss of $0.1 million, which is included in interest expense on the consolidated statement of income. Additionally, we terminated an interest rate swap with a notional amount of $2.9 million related to a repurchase agreement we repaid, resulting in a gain of $19 thousand, which is included in interest expense on the consolidated statement of income.
The weighted average interest pay rates of these interest rate derivatives at December 31, 2008 and December 31, 2009 were 4.97% and [ ]%, respectively.
The terminated interest rate derivatives will not have any impact on current or future liquidity and capital resources and the existing interest rate derivatives have been factored into our assessment of future interest payments on interest rate derivatives (see Contractual Obligations).
The following table summarizes non cash amounts charged directly to the consolidated statement of income for the years ended December 31, 2007, 2008 and 2009 related to our interest rate derivative contracts:

	Year Ended December 31,
	2007	2008	2009
	(Dollars in thousands)
Interest Expense:
Hedge ineffectiveness (gains) losses	$171	$16,623	$	[ ]

Amortization:
Accelerated amortization of deferred losses	—	11,963		[_]

Amortization of deferred (gains) losses	(4,849)	3,525		[_]

Losses on termination of interest rate swaps	—	1,003		[ ]

Total Amortization	(4,849)	16,491		[ ]

Total charged to interest expense	$(4,678)	$33,114	$	[ ]

Other Income (Expense):
Mark to market gains (losses) on undesignated hedges	$1,154	$(11,446)	$	[ ]

Total charged to other income (expense)	$1,154	$(11,446)	$	[ ]

As of December 31, 2009, we did not have any cash collateral pledged under our interest rate derivatives or our forward contracts, nor do we have any existing agreements that require cash collateral postings.”

Aircastle Limited
January 13, 2010

Critical Accounting Policies
Flight Equipment Held for Lease, page 57
3.	Please expand your disclosures regarding your impairment considerations pursuant to SFAS 144 related to flight equipment held for lease, which represents approximately 90% of your total assets as of December 31, 2008. Please specifically address the following:
•	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;

•	Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•	To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:
•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential vents and/or circumstances that could have a negative effect on the undiscounted cash flows.
Please refer to item 303 of Regulations S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.
In response to the Staff’s comment, the Company will expand its disclosure of the key assumptions used by management in evaluating the impairment of its flight equipment in future filings to read substantially as follows (we have underlined the applicable changes below):
“Flight Equipment Held for Lease
Flight equipment held for lease is stated at cost and depreciated using the straight-line method, typically over a 25 year life from the date of manufacture for passenger aircraft and over a 30 — 35 year life for freighter aircraft, depending on whether the aircraft is a converted or purpose-built freighter, to estimated residual values. Estimated residual values are generally determined to be approximately 15% of the manufacturer’s estimated realized price for passenger aircraft when new and 5% — 10% for freighter aircraft when new. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value calculated pursuant to this policy does not appear to reflect current expectations of value. Examples of situations where exceptions may arise include but are not limited to:

Aircastle Limited
January 13, 2010

•	flight equipment where estimates of the manufacturer’s realized sales prices are not relevant (e.g., freighter conversions);

•	flight equipment where estimates of the manufacturers’ realized sales prices are not readily available; and

•	flight equipment which may have a shorter useful life due to obsolescence.
In accounting for flight equipment held for lease, we make estimates about the expected useful lives, the fair value of attached leases, acquired maintenance liabilities and the estimated residual values. In making these estimates, we rely upon actual industry experience with the same or similar aircraft types and our anticipated utilization of the aircraft. As part of our due diligence review of each aircraft we purchase, we prepare an estimate of the expected maintenance payments and any excess costs which may become payable by us, taking into consideration the then-current maintenance status of the aircraft and the relevant provisions of any existing lease.
Determining the fair value of attached leases requires us to make assumptions regarding the current fair values of leases for specific aircraft. We estimate a range of current lease rates of like aircraft in order to determine if the attached lease is within a fair value range. If a lease is below or above the range of current lease rates, we present value the estimated amount below or above fair value range over the remaining term of the lease. The resulting lease discounts or premiums are amortized into lease rental income over the remaining term of the lease.
We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances, or Indicators, indicate that the carrying amount or net book value of an asset may not be recoverable. Indicators may include, but are not limited to, a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, an aircraft type is no longer in production or a significant airworthiness directive is issued. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its net book value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft. In the event that an aircraft does not meet the recoverability test, the aircraft will be adjusted to fair value resulting in an impairment charge. See further discussion under “—Fair Value Measurements.”
Management develops the assumptions used in the recoverability analysis based on its knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type and historical experience in the aircraft leasing market and aviation industry, as well as information received from third party industry sources. The factors considered in estimating the undiscounted cash flows are impacted by changes in future periods due to changes in contracted lease rates, residual values, economic conditions, technology, airline demand for a particular aircraft type and many of the risk factors discussed in Item 1A. “Risk Factors.”
We recorded impairment charges related to four aircraft during the third quarter of 2009. The impairments related to two Boeing Model 737-300 aircraft and two Boeing Model 757-200 and were triggered by the early termination of leases and the resulting changes to estimated future cash flows. In monitoring the aircraft in our fleet for impairment charges, we identify

Aircastle Limited
January 13, 2010

those aircraft that are most susceptible to failing the recoverability assessment and monitor those aircraft more closely, which may result in more frequent recoverability assessments. The recoverability in the value of these aircraft is more sensitive to changes in contractual cash flows, future cash flow estimates and residual values or scrap values for each aircraft. These aircraft are typically older planes for which lessee demand is declining. As of [period end date], we had identified [_] aircraft as being susceptible to failing the recoverability test. These aircraft had a net book value of $[___] at [period end date]. Management believes that the net book value of these aircraft is currently supported by the estimated future undiscounted cash flows expected to be generated by each aircraft.”
The Company further advises the Staff that it would be difficult to identify any one assumption underlying the value of the Company’s aircraft fleet in order to perform a sensitivity analysis. The fleet is reviewed on an aircraft-by-aircraft basis and no single change in an assumption would affect each aircraft in the Company’s fleet. The Company attempted to address the Staff’s comment by describing how management monitors the recoverability of assets and disclosing the number and carrying amount of aircraft that have been identified by management as being more susceptible to failing the recoverability test in order to provide the Company’s shareholders with quantitative information and context relating to the portion of the fleet that is most susceptible to an impairment charge.
Derivative Financial Instruments, page 57
4.	You use the “hypothetical trade method” for hedge relationships designated after execution that did not qualify for the “change in variable cash flow method” under SFAS 133. You are increasingly designating the “hypothetical trade method” for all new hedge relationships. It appears that you are increasingly designating the “hypothetical trade method” as the hedge relationships did not qualify for the “change in variable cash flow method.” Please disclose why the hedge relationship did not qualify and discuss the differences on your results of operating of using the two different methods. Please show us in your supplemental response what the revisions will look like.
The Company respectfully advises the Staff that, historically, the Company designated interest rate derivatives as cash flow hedges of interest rate payments when the interest rate derivatives were executed. As these interest rate derivatives were at market, the Company elected to measure the effectiveness for these relationships using the Change in Variable Cash Flow Method (Method 1) described in DIG G7: “Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied”. Under this method the cumulative change in the present value of expected future cash flows on the variable leg of the interest rate derivative is compared to the cumulative change in the present value of expected future interest cash flows on the floating-rate liability. In 2008 the company designated two interest rate derivatives one month after the trades were executed, and re-designated another interest rate derivative to a revised underlying debt profile. These interest rate derivatives were in liability positions, not zero, at designation. Per DIG G7 it is inappropriate to apply the Change in Variable Cash Flow Method when the fair value of the interest rate derivative is not zero at designation. The guidance specifies that when the interest rate derivative fair value is not zero “either the hypothetical derivative method (Method 2) or the change in fair value method (Method 3) should be applied.” The Company elected at that time to use the hypothetical derivative method.

Aircastle Limited
January 13, 2010

In order to qualify for hedge accounting, the Company performed regression testing to ascertain that the relationship between the “off-market derivative” (not zero) and the perfectly effective hypothetical derivatives could be expected to be highly effective.
Historically, the only source of ineffectiveness in the hedge relationships designated at inception using the Change in Variable Cash Flow Method resulted from changes or reductions in anticipated borrowing levels. As a result of the 2008 designations and re-designation described above, the changes in value of the “off-market derivatives” compared to changes in the perfectly effective hypothetical derivative with a fair value of zero at designation have created increased reporting of ineffectiveness in the hedge relationships. The impact of that ineffectiveness is reported under the SFAS161 tables submitted in our 2009 Form 10Q’s.
In response to the Staff’s comment, the Company will expand its disclosure of derivative financial instruments in future filings to read substantially as follows (we have underlined the applicable changes below):
“Derivative Financial Instruments
In the normal course of business we utilize derivative instruments to manage our exposure to interest rate risks. All interest rate derivatives are recognized on the balance sheet at their fair value. We determine fair value for our United States dollar denominated interest rate derivatives by calculating reset rates and discounting cash flows based on cash rates, futures rates and swap rates in effect at the period close. We determine the fair value of our United States dollar denominated guaranteed notional balance interest rate derivatives based on the upper notional band using cash flows discounted at relevant market interest rates in effect at the period close. The changes in fair values related to the effective portion of the interest rate derivatives are recorded in other comprehensive income on our consolidated balance sheet. The ineffective portion of the interest rate derivative is calculated and recorded in interest expense on our consolidated statement of income at each quarter end. For any interest rate derivatives not designated as a hedge, all mark-to-market adjustments are recognized in other income (expense) on our consolidated statement of income.
At inception of the hedge, we choose a method to assess effectiveness and to calculate ineffectiveness, which we must use for the life of the hedge relationship. Historically, we have designated the “change in variable cash flows method” for calculation of hedge ineffectiveness. This methodology, which is only available for interest rate derivatives designated at execution with a fair value of zero, involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable leg of the interest rate derivatives against the present value of the cumulative change in the expected future interest cash flows on the floating-rate liability. When the change in the interest rate derivatives variable leg exceeds the change in the liability, the calculated ineffectiveness is recorded in interest expense on our consolidated statement of income. Effectiveness is tested by dividing the change in the interest rate derivative variable leg by the change in the liability.
We used the “hypothetical trade method” for hedge relationships designated after execution because those hedge relationships did not have an interest rate derivative fair value of zero

Aircastle Limited
January 13, 2010

and therefore did not qualify for the “change in variable cash flow method.” The hypothetical trade method involves a comparison of the change in the fair value of an actual interest rate derivative to the change in the fair value of a hypothetical interest rate derivative with critical terms that reflect the hedged debt. When the change in the interest rate derivative exceeds the change in the hypothetical interest rate derivative, the calculated ineffectiveness is recorded in interest expense on our consolidated statement of income. The effectiveness of these relationships is tested by regressing historical changes in the interest rate derivative against historical changes in the hypothetical interest rate derivative.”
Liquidity and Capital Resources, page 59
5.	You report a significant amount of collateral call payments and receipts on derivatives and repurchase agreements on your statements of cash flows. Please disclose the nature and terms of these payments and receipts. You state that you have early terminated interest rate derivative contracts in attempt to manage your exposure to collateral calls. Please discuss whether you have been able to manage your exposure to these collateral calls. You should provide a thorough and transparent explanation of the positions that have resulted in collateral calls in recent periods. Please also disclose the potential impact on your liquidity and capital resources if there are additional collateral calls as well as the adequacy of funds available to cover future collateral calls. Please show us in your supplemental response what the revisions will look like.
The Company respectfully advises the Staff that on page 73 of the Form 10-K, the Company provided the following disclosure:
“As of December 31, 2008, we did not have any cash collateral pledged under our interest rate swaps or our forward contracts, nor do we have any existing agreements that require cash collateral postings.”
During 2008, the Company terminated all of its interest rate hedging contracts containing collateral posting requirements and eliminated the Company’s exposure to collateral calls. The Company has not entered into any new interest rate hedging contracts containing collateral posting requirements since that time. Accordingly, there is no potential impact on our liquidity and capital resources from future collateral calls, and the Company has not had any collateral calls during 2009.
The table on page 72 of the Form 10-K discloses, inter alia, the total amount of deferred (gain) loss upon termination of interest rate hedging contracts, the amount of (gain) loss amortized into interest expense in the relevant historical periods and the amount of (gain) loss expected to be amortized into interest expense in the next 12 months.
In response to the Staff’s comment, the Company will add the following disclosure in liquidity and capital resources in future filings to read substantially as follows (we have underlined the applicable changes below):

Aircastle Limited
January 13, 2010

“Margin Calls
As of December 31, 2008 and 2009, none of our interest rate derivatives were subject to margin calls and we had no repurchase agreements. Historically, our interest rate derivatives and repurchase agreements were, in some cases, subject to margin calls based on the value of the underlying security and the level of interest rates. Margin calls resulting from decreases in the value of our debt instruments or mark-to-market losses on our derivative instruments due to decreasing interest rates required that we post additional collateral. During the year ended December 31, 2008, we paid $404.0 million in collateral payments and received $439.9 in returned collateral payments from the counterparties to our then existing interest rate derivatives and repurchase agreements. During the year ended December 31, 2007, we paid $104.0 million in collateral payments and received $72.6 in returned collateral payments from the counterparties to our then existing interest rate derivatives and repurchase agreements. As discussed in “Hedging”, we terminated certain interest rate derivatives to limit our exposure to these margin calls and therefore we have no future liquidity exposure to these terminated interest rate contracts. In addition, we terminated the repurchase agreement in early 2008.”
Contractual Obligations. page 68
6.	Please revise your table of contractual cash obligations to separately present the following:
(a) Estimated interest payments on your debt; and
(b) Estimated payments under interest rate swap agreements.
Please also disclose any assumptions you made to derive these amounts. Please show us in your supplemental response what the revisions will look like.
In response to the Staff’s comment, the Company will separately disclose interest payments on debt and include interest payments on interest rate swaps in the contractual obligations table and revise our contractual obligations table in future filings to read substantially as follows (we have underlined the applicable changes below):
“Contractual Obligations
Our contractual obligations consist of principal and interest payments on variable rate liabilities, obligations under binding letters of intent to purchase aircraft and rent payments pursuant to our office leases. Total contractual obligations [decreased] from $3.75 billion at December 31, 2008 to approximately $[_] billion at December 31, 2009 due primarily to:
•	[the reduction of amounts owed under our Securitizations No. 1 and No. 2 due to principal payments made during the twelve months of 2009;

•	repayment of debt outstanding under our Amended Credit Facility No. 2, our 2008-A Credit Facility, our Revolving Credit Facility, our 747 PDP Credit Facility and our repurchase agreements; and

•	the reduction of future amounts owed under our purchase obligations.

Aircastle Limited
January 13, 2010

These reductions were partially offset by an increase in amounts outstanding under our Term Financing No. 1 and Term Financing No. 2 and expected interest payments.]
The following table presents our actual contractual obligations and their payment due dates as of December 31, 2009:

Payments Due By Period as of December 31, 2009
			Less than						More than
Contractual Obligations	Total		1 year		2-3 years		4-5 years		5 years
(Dollars in thousands)
Securitization No. 1(1)	$	[_]	$	[_]	$	[_]	$	[_]	$	[_]
Securitization No. 2(2)		[_]		[_]		[_]		[_]		[_]
Term Financing No. 1(3)		[_]		[_]		[_]		[_]		[_]
Term Financing No. 2(4)		[_]		[_]		[_]		[_]		—
Interest payments on debt obligations(5)		[_]		[_]		[_]		[_]		[_]

Interest payments on interest rate derivatives(6)		[_]		[_]		[_]		[_]		[_]

Office leases(7)		[_]		[_]		[_]		[_]		[_]
Purchase obligations(8)		[_]		[_]		[_]		[_]		—

Total	$	[_]	$	[_]	$	[_]	$	[_]	$	[_]

(1)	Includes principal payments based on amortization schedules through October 2015 that require the securitization cash flows be applied to the outstanding principal balance of the indebtedness so that the loan to assumed aircraft values are held constant until the securitization’s fifth anniversary, after which all excess cash flow is required to reduce the principal balances of the indebtedness.

(2)	Includes principal payments based on amortization schedules through February 2018 that require the securitization cash flows be applied to the outstanding principal balance of the indebtedness so that the loan to assumed aircraft values are held constant until the securitization’s fifth anniversary, after which all excess cash flow is required to reduce the principal balances of the indebtedness. The 2-3 year commitment includes repayments of $23.6 million related to contracted sales for two aircraft in 2010 and one aircraft in 2011.

(3)	Includes scheduled principal payments through May 2013, after which all excess cash flow is required to reduce the principal balances of the indebtedness until maturity in May 2015.

(4)	Includes principal payments equal to 85% of the cash flow remaining after the payment of expenses, fees, interest and amounts owing to interest rate hedge providers.

(5)	Future interest payments on variable rate, LIBOR-based debt obligations are estimated using the interest rate in effect at December 31, 2009.

(6)	Future interest payments on derivative financial instruments are estimated using the spread between the floating interest rates and the fixed interest rates in effect at December 31, 2009.

(7)	Represents contractual payment obligations for our office leases in Stamford, Connecticut; Dublin, Ireland and Singapore.

(8)	At December 31, 2009, we had aircraft purchase agreements and freighter conversion agreements, including the acquisition of [10] New A330 Aircraft from Airbus.”

Aircastle Limited
January 13, 2010

Financial Statements
Notes to the Financial Statements
General
7.	Please provide the geographical information disclosures required by paragraph 38 of SFAS 131. Please show us in your supplemental response what the revisions will look like.
In response to the Staff’s comment, the Company will expand the geographical disclosures to include the following paragraphs in future filings, if applicable:
“The following table sets forth revenue attributable to individual countries representing at least 10% of total revenue in any year based on each airline’s principal place of business for the years indicated:

	2007				2008				2009
	Amount		%		Amount		%		Amount		%
[___________]	$	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]	[ ]	%
The following table sets forth net book value of flight equipment attributable to individual countries representing at least 10% of total assets based on each airline’s principal place of business as of December 31:

	2008				2009
	Amount		%		Amount		%
[___________]	$	[ ]	[ ]	%	$	[ ]	[ ]	%”
Note 1. Summary of Significant Accounting Policies
Maintenance Payments, page F-10
8.	Many of your leases contain provisions which may require you to pay a portion of costs for heavy maintenance, overhaul or replacement of certain high-value components in excess of the amounts paid by the lessee. You estimate the amount of your liability for such costs paid to the lessee based on assumed utilization of the related aircraft by the lessee, the anticipated amount of the maintenance event cost and estimated amounts the lessee is responsible to pay. This estimated maintenance liability is recognized as a reduction of lease revenue on a straight-line basis as lease incentives over the life of the lease. In this regard, please address the following:
•	Please help us understand how you determined that your portion of these costs should be accounted for as a lease incentive pursuant to FTB 88-1 rather than as an expense; and

•	Please tell us what consideration you gave to FSP No. AUG AIR-1 in accounting for these costs as well the specific method you use to account for any planned major maintenance activities.

Aircastle Limited
January 13, 2010

The Company accounts for its obligation under a lease to pay a portion of the cost of the lessee’s major maintenance event in accordance with FTB 88-1. FTB 88-1 defines “payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee and reductions of rental revenue by the lessor over the term of the new lease.” The Company’s obligation to a lessee to pay a portion of the cost of the lessee’s major maintenance event is a lease incentive because the payment is or will be made “to or on behalf” of the lessee as required by the terms of the relevant lease. Most obligations of the Company arise at the first major maintenance event for the airframe, engines and landing gear following the inception of the relevant lease.
The Company determined that FSP No. AUG AIR-1 did not apply based on paragraph 3 as follows:
•	the event obligating the Company to make a payment occurs when the Company enters into the lease with the lessee;

•	the payment is only for a portion of the first major maintenance event;

•	the lessee is responsible for performing the major maintenance;

•	the lessee controls the use of the asset during the lease; and

•	the lessee determines the need for future planned maintenance activities and the lessee can avoid the activities.
The Company’s payments for planned major maintenance for aircraft not on lease and under our control are subject to the accounting guidance in FSP No. AUG AIR-1. As such, we capitalize the major maintenance events for off lease aircraft by applying the deferral method.
In response to the Staff’s comment, the Company will expand the flight equipment held for lease accounting policy disclosure to include the following paragraph in future filings:
“For planned major maintenance activities for aircraft off lease, the Company capitalizes the actual maintenance costs by applying the deferral method. We capitalize the actual cost of major maintenance events, which are depreciated on a straight-line basis over the period until the next event is required.”
Note 2. Fair Value Measurements, page F-13
9.	Please consider providing the following additional information in MD&A regarding your fair value measurements, as applicable:
•	Any material changes made during the reporting period to the techniques or models used to determine fair value, why the changes were made, and, to the extent possible, the quantitative effect of those changes;

•	To the extent material, a discussion of the extent to which, and how, relevant market indices were used in applying the techniques or models. Consider describing any material adjustments made during the reporting period to the fair value based on market indices and your reasons for making those adjustments;

•	A discussion of how the techniques or models used are validated;

•	A discussion of how sensitive the fair value estimates are to the significant inputs the technique or model uses; and

Aircastle Limited
January 13, 2010

•	If material, a discussion of how increases and decreases in the aggregate fair value may affect your liquidity and capital resources.
The Company advises the Staff that we have addressed each bullet point, if applicable, as follows:
•	See response No. 10 for discussion of changes made to models

•	See revised disclosure below for discussion of market indices

•	See revised disclosure below for discussion of validation

•	See revised disclosure below for discussion of sensitive inputs

•	See response No. 2 for discussion of liquidity and capital resources
In response to the Staff’s comment No. 9 above and the Staff’s comment No. 11 below, the Company will expand our critical accounting policies and estimate disclosure of fair value measurements in future filings to read substantially as follows (we have underlined the applicable changes below):
“Fair Value Measurements
We measure the fair value of interest rate derivative assets and liabilities on a recurring basis. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our valuation model for interest rate derivatives classified in level 2 maximizes the use of observable inputs, including contractual terms, interest rate curves, cash rates and futures rates and minimizes the use of unobservable inputs, including an assessment of the risk of non-performance by the interest rate derivative counterparty in valuing derivative assets, an evaluation of the Company’s credit risk in valuing derivative liabilities and an assessment of market risk in valuing the derivative asset or liability. We use our interest rate derivative counterparty’s valuation of our interest rate derivatives to validate our models. Our interest rate derivatives are sensitive to market changes in 1-Month LIBOR as discussed in “ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk.”
Our valuation model for interest rate derivatives classified in Level 3 include a significant unobservable market input to value the option component of the guaranteed notional balance. The guaranteed notional balance has an upper notional band that matches the hedged debt on Term Financing No. 1 and a lower notional band. The notional balance is guaranteed to match the hedged debt balance if the debt balances decrease within the upper and lower notional band. The range of the guaranteed notional between the upper and lower band represents an option that may not be exercised independently of the debt notional balance. The fair value of the interest rate derivative is determined based on the upper notional band using cash flows discounted at the relevant market interest rates in effect at the period close and incorporates an assessment of the risk of non-performance by the interest rate derivative counterparty in valuing derivative assets, an evaluation of the Company’s credit risk in valuing derivative liabilities and an assessment of market risk in valuing the derivative asset or liability.
We also measure the fair value of aircraft on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that

Aircastle Limited
January 13, 2010

the carrying amounts of aircraft may not be recoverable. We principally use the income approach to measure the fair value of these assets. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, net of expenses, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants.”
10.	Please consider providing the following additional information in MD&A regarding your Level 3 assets and liabilities, as applicable:
•	The amount and reason for any material increase or decrease in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level or Level 2; and

•	If you transfer a material amount of assets or liabilities into Level 3 during the period, a discussion of:
•	the significant inputs that you no longer consider to be observable; and

•	any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.
The Company respectfully advises the Staff that during the third quarter of 2008 $19.6 million of debt investments were transferred from Levels 1 and 2 into Level 3. The total amount of debt investments transferred represented 0.5% of total assets. Due to the immaterial amount of assets transferred we do not believe a discussion of the transfer in MD&A would influence investors’ assessment of our financial position or results of operations. The Company transferred the debt investment to Level 3 due to the lack of observable market data when the public exchange for debt securities trades (FINRA’s Trade Reporting and Compliance Engine (TRACE)) ceased to report trades of such securities. The Company switched the fair value measurement for debt investments from a market approach to an income approach. The income approach used discounted cash flow methodologies, where the inputs to those models are based on the Company’s expectation of what current market pricing for like securities would yield. We used the broker quotes and/or the pricing service market values to validate the discount rate used for our cash flow model for these debt investments.
11.	Please consider providing the following additional information in MD&A regarding your fair value measurements, as applicable:
•	A discussion of, to the extent material:
•	whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

•	the reason for any material decline or increase in the fair values; and

•	whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views;
•	The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy;

Aircastle Limited
January 13, 2010

•	An explanation of how credit risk is incorporated and considered in the valuation of assets or liabilities, including how your credit risk affected your valuation of derivative liabilities and the resulting gain or loss that you included in earnings relating to the changes in that credit risk; and

•	The criteria you used to determine whether the market for a financial instrument is active or inactive, how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.
The Company advises the Staff that we have addressed each bullet point, if applicable, as follows:
•	See below sub bullet points:
•	The Company had an immaterial amount of unrealized gains (losses) from an undesignated hedge as discussed on page 54;

•	See revised disclosure in No. 2 above for discussion of material fair value changes;

•	The Company does not believe that the fair values will materially diverge from the amounts we current anticipate realizing;
•	See revised disclosure in No. 9 above for discussion of fair value hierarchy;

•	See revised disclosure in No. 2 above for discussion of credit risk.

•	See response No 10. for a discussion of inactive markets for our debt investments.
In response to the Staff’s comment, the Company will expand our critical accounting policies and estimate disclosure of fair value measurements in future filings to read substantially as outlined in response No. 9 above and the Company will expand the results of operations disclosures of fair value measurements in future filings to read substantially as outlined in response No. 2.
Note 5. Discontinued Operations and Flight Equipment Held for Sale, page F-17
12.	Please disclose how you determine whether an aircraft represents a component of an entity pursuant to paragraph 41 of SFAS 144 and correspondingly whether to present the results as discontinued operations. In this regard, it appears that you have also recorded gains on the sale of aircraft in income from continuing operations. Please show us in your supplemental response what the revisions will look like.
In response to the Staff’s comment, the Company will add the following accounting policy disclosure in future filings:
“The Company does not believe that an individual aircraft would typically represent a “component of an entity” and therefore is not generally reflected as a discontinued operation, as an aircraft is part of a fleet of aircraft, is part of a larger cash flow operating group and aircraft do not have individual processes. However, each of the two aircraft sold in 2006 and 2007 was determined to be a “component of an entity” because each aircraft represented an individual asset group distinct from the Company’s fleet of aircraft at the time of the sale.”
The Company also advises the Staff that the aircraft shown as an asset held for sale at December 31, 2005 and sold in the first quarter of 2006 was shown as a discontinued operation as the aircraft was acquired with the intent to sell which was distinct to the Company’s aircraft fleet during that period. The aircraft shown as an asset held for sale at December 31, 2006 and sold in the first quarter of 2007 was shown as a discontinued operation as the aircraft was a unique asset type and distinct to the Company’s aircraft fleet during that period. The Company owned 32 aircraft at the end of 2005 with a net book value of $712 million, 42 at the end of the first quarter of 2006 with a net book value of $941.7 million, 68 at the end of 2006 with a net book value of $1.6 billion, and 77 at the end of the first quarter of 2007 with a net book value of $2.0 billion. The size of the fleet increased to 133 at the end of 2007 with a net book value of $3.8 billion and was a similar size at the end of 2008.
Our business has evolved over time as the business and financing environment has changed. Beginning in our June 30, 2008 Form 10-Q, we explained to investors that we intended to begin selling aircraft as part of our management of the Company’s fleet of aircraft. This is illustrated by our aircraft acquisition and disposition activities during 2008 and 2009. During 2008 we acquired five aircraft and sold eight aircraft and during 2009 we acquired two aircraft and sold three aircraft.

Aircastle Limited
January 13, 2010

Note 7. Securitizations and Borrowings Under Credit Facilities, page F-19
13.	Your securitizations and term debt financings require you to comply with certain financial covenants. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.
The Company respectfully advises the Staff that the Company has been in compliance with its debt covenants. If the Company determines that it is reasonably likely that it will not be able to meet any debt covenants, it will disclose the actual ratios for such covenants as of the relevant reporting date along with specific computations used to arrive at the actual ratios and, if relevant, reconciliations to US GAAP amounts.
With respect to the financial covenants contained in the Company’s securitizations and term debt financings, the Company advises the Staff that the documents containing the specific terms of the debt covenants are filed as Exhibits 10.15, 10.16, 10.26, 10.27, 10.36, 10.37 and 10.38 to the Form 10-K. The specific terms of the financial covenants in the Company’s financings are also set out in the disclosure on pages 63-66 of the Form 10-K. In addition, in future filings, the Company will enhance the relevant portion of its disclosure with respect to Securitization No. 1 (as defined in the Form 10-K) as follows (we have underlined the applicable changes below) :
“During the first five years from issuance, Securitization No. 1 has an amortization schedule that requires that lease payments be applied to reduce the outstanding principal balance of the indebtedness so that such balance remains at 54.8% of the assumed future depreciated value of Portfolio No. 1. If the debt service coverage ratio requirement of 1.70 is not met on two consecutive monthly payment dates during the fourth and fifth year following the closing date of Securitization No. 1 (beginning June 15, 2009), all excess securitization cash flow is required to be used to reduce the principal balance of the indebtedness and will not be available to us for other purposes, including paying dividends to our shareholders. The ACS1 Groups’ compliance with these requirements depends substantially upon the timely receipt of lease payments from their lessees.”

Aircastle Limited
January 13, 2010

In future filings, the Company will also enhance the relevant portion of its disclosure with respect to Securitization No. 2 (as defined in the Form 10-K) as follows (we have underlined the applicable changes below):
“During the first five years from issuance, Securitization No. 2 has an amortization schedule that requires that lease payments be applied to reduce the outstanding principal balance of the indebtedness so that such balance remains at 60.6% of an assumed value of the aircraft, decreased over time by an assumed amount of depreciation. If the debt service coverage ratio requirement of 1.70 is not met on two consecutive monthly payment dates during the fourth and fifth year following the closing date of Securitization No. 2 (beginning June 8, 2010), all excess securitization cash flow is required to be used to reduce the principal balance of the indebtedness and will not be available to us for other purposes, including paying dividends to our shareholders. The ACS2 Groups’ compliance with these requirements depends substantially upon the timely receipt of lease payments from their lessees.”
Exhibits 32.1 and 32.2
14.	These certifications identify the report as the Form 10-K for the year ended December 31, 2007. Since these certifications incorrectly identified the report with which it was filed, please refile your full Form 10-K as an amendment with the corrected Section 906 certifications attached and new Section 302 certifications. Please note that the revised certifications must refer to the Form 10-K/A and be currently dated.
In response to the Staff’s comment, the Company respectfully requests that it be able to file an amendment to its Form 10-K for the fiscal year ended December 31, 2008 to include corrected Section 906 certifications and not the entire 10-K . The Company is supplementally providing herewith examples of exhibit-only amendments to 10-Ks filed by other registrants correcting clerical errors in Section 302 and Section 906 certifications.
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009
General
15. Please address the above comments in your interim filings as well.
To the extent applicable, the Company will address each of the foregoing Staff comments, in the manner discussed above, in its future interim filings.
Notes to the Financial Statements
Note 6. Earnings Per Share, page 13
16.	Please show us how you arrived at the amount of distributed and undistributed earnings allocated to restricted common shares as well as available to common shareholders. It is not clear what consideration you gave to dividends paid as well as to dividends paid on awards for which the requisite service is not rendered (or is not expected to be). Refer to ASC 260-10-45-68B as well as the example provided in ASC 260-10-55-76A through 76C.

Aircastle Limited
January 13, 2010

The Company respectfully advises the Staff that for the nine months ended September 30, 2009 the Company had 200 unvested restricted shares that were forfeited out of a total of 1.4 million unvested restricted shares and that dividends on forfeited unvested restricted shares are immaterial. The estimated forfeitures for unvested restricted shares are less than 3%. Below is the detail calculation of the allocation of distributed and undistributed earnings:

			Nine Months
Basic EPS			Ended 9/30/2009

Step 1—Calculate Undistributed Income
Net income			$79,499,900
Less Dividends to:	WAS*	Dividends**

Common shareholders	77,977,089	$0.30	23,393,127
Unvested restricted shares***	1,309,244	$0.30	392,773

Undistributed net income			$55,714,000

Step 2—Allocation Undistributed Net Income
Undistributed net income			55,714,000
Allocation of undistributed net income to:	WAS*

Common shareholders	77,977,089	98.3%	$54,794,003
Unvested restricted shares	1,309,244	1.7%	919,997

	79,286,333	100.0%	$55,714,000

Step 3—Calculate Basic EPS
Net income			$79,499,900	(a)
Less:
Distributed earnings to unvested restricted shares		$(392,773)
Undistributed earnings to unvested restricted shares		(919,997)
Distributed and undistributed earnings to unvested restricted shares			(1,312,771)

Earnings available to common shareholders			$78,187,129	(b)
	WAS*

Basic EPS — Common Shares	77,977,089		$1.00	(a)/(b)

*	Weighted average shares

**	Dividends declared and paid

***	The Company had 200 shares forfeited during the period. The amount of dividends paid on forfeited shares is immaterial and not included as compensation expense.

Aircastle Limited
January 13, 2010

In response to the Staff’s comment, the Company will enhance the earnings per share disclosure in future filings to read substantially as follows (we have underlined the applicable changes below).
“Note 6. Earnings Per Share
     As described in Note 1 — Summary of Significant Accounting Policies, on January 1, 2009 ASC 260 Earnings Per Share, required us to include all common shares granted under our incentive compensation plan which remain unvested (“restricted common shares”) and contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid (“participating securities”), in the number of shares outstanding in our basic and diluted EPS calculations using the two-class method. All of our restricted common shares are currently participating securities.
     Under the two-class method, earnings per common share are computed by dividing the sum of distributed earnings allocated to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding for the period. In applying the two-class method, distributed and undistributed earnings are allocated to both common shares and restricted common shares based on the total weighted average shares outstanding during the period as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
Weighted-average shares:
Common shares outstanding	77,768,456	78,012,914	77,743,999	77,977,089
Restricted common shares	937,943	1,352,974	884,818	1,309,244

Total weighted-average shares	78,706,399	79,365,888	78,628,817	79,286,333

Percentage of weighted-average shares:
Common shares outstanding	98.8%	98.3%	98.9%	98.3%
Restricted common shares	1.2%	1.7%	1.1%	1.7%

Total	100.0%	100.0%	100.0%	100.0%

     The calculations of both basic and diluted earnings per share are as follows:

Aircastle Limited
January 13, 2010

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
Earnings per share — Basic:
Net income	$23,574	$33,458	$90,552	$79,500
Less: Distributed and undistributed earnings allocated to restricted common shares (a)	(281)	(570)	(1,019)	(1,313)

Earnings available to common shareholders — Basic	$23,293	$32,888	$89,533	$78,187

Weighted-average common shares outstanding — Basic	77,768,456	78,012,914	77,743,999	77,977,089

Earnings per common share — Basic	$0.30	$0.42	$1.15	$1.00

Earnings per share — Diluted:
Net income	$23,574	$33,458	$90,552	$79,500
Less: Distributed and undistributed earnings allocated to restricted common shares	(281)	(570)	(1,019)	(1,313)

Earnings available to common shareholders — Diluted	$23,293	$32,888	$89,533	$78,187

Weighted-average common shares outstanding — Basic	77,768,456	78,012,914	77,743,999	77,977,089
Effect of dilutive shares	— (b)	— (b)	— (b)	— (b)

Weighted-average common shares outstanding — Diluted	77,768,456	78,012,914	77,743,999	77,977,089

Earnings per common share — Diluted	$0.30	$0.42	$1.15	$1.00

(a)	For the three months ended September 30, 2008 and 2009, distributed and undistributed earnings to restricted shares is 1.2% and 1.7%, respectively, of net income. For the nine months ended September 30, 2008 and 2009, distributed and undistributed earnings to restricted shares is 1.1% and 1.7%, respectively, of net income. The amount of restricted share forfeitures for all periods presented is immaterial to the allocation of distributed and undistributed earnings.

(b)	For the three and nine months ended September 30, 2008 and 2009, we have no dilutive shares.”
Liquidity and Capital Resources, page 36
17.	You have historically been able to meet your liquidity and capital resource requirements by utilizing several sources, including lines of credit, securitizations, term financings and other secured borrowings. Aside from the liquidity available under each facility for securitizations and term debt financing structures disclosed on page 38, which appears to be restricted for specific purposes, please clearly disclose whether you have any liquidity available under any other arrangements. It appears that you held multiple credit facilities in 2008 which all matured in 2008. You should discuss whether these were replaced with new credit facilities. If not, you should discuss the impact on your liquidity and capital resources and how you determined that you are still able to satisfy your liquidity needs. You should also address your consideration of not having any unrestricted liquidity available. Please show us in your supplemental response what the revisions will look like.
The Company respectfully advises the Staff that the Company’s main sources of liquidity currently are cash on hand, funds generated from operations and, more recently, loans secured by

Aircastle Limited
January 13, 2010

new aircraft we have acquired. Asset sales and a potential pre-delivery payment financing facility may provide additional funds, but are not necessary to fund our anticipated liquidity needs. On page 36 of the Form 10-Q the Company provided the following disclosure:
“We believe that cash on hand and funds generated from operations will be sufficient to satisfy our liquidity needs, including our pre-delivery payments, required debt amortization, expected capital expenditures and lessor contributions over the next twelve months. In addition, potential asset sales and an anticipated future financing facility to fund a portion of the Airbus pre-delivery payments may provide additional sources of liquidity over that time frame. ”
The Form 10-K included the following disclosure as an addition to the foregoing discussion:
“We repaid the outstanding amount on our Amended Credit Facility No. 2 (as defined below) before its December 2008 expiration. Further, we let our Revolving Credit Facility (as defined below) expire, and have no current plans to replace this facility.”
The Company currently has no plan to replace any of the financings that were repaid in 2008, nor are replacement facilities necessary to meet the Company’s anticipated liquidity requirements, which we believe will be satisfied by cash on hand, cash from operations and financings that we enter into with respect to new aircraft we require.
The liquidity facilities described on page 38 of the Form 10-K are, as the Staff notes, restricted in nature and because we do not anticipate utilizing these facilities we do not list these facilities as sources of liquidity in the MD&A disclosure. Each of the relevant financings require the Company’s subsidiaries to determine, on a monthly basis, the amount of liquidity the relevant financing vehicle will be required to fund expenses related to the relevant portfolio of aircraft. The anticipated liquidity needs are funded into a restricted account from the revenues generated by the aircraft portfolio in order to ensure that the financing vehicle can satisfy its ongoing obligations. The relevant liquidity facility provides a backstop in the event liquidity needs exceed the anticipated amount; however, the relevant subsidiary is required to repay any amounts so drawn down as quickly as possible. The Company has not drawn any amounts under any of these liquidity facilities in order to pay any operating expenses.
Taking into account the Staff’s comments, the Company will enhance our liquidity and capital resources disclosure to read substantially as follows (we have underlined the applicable changes below):
“Our primary sources of liquidity currently are cash on hand, cash generated by our aircraft leasing operations and loans secured by new aircraft we acquire. Our business is very capital intensive, requiring significant investments in order to expand our fleet during periods of growth and investments in maintenance and improvements on our existing portfolio. Our business also generates a significant amount of cash from operations, primarily from lease rental revenue and maintenance revenue. These sources have historically provided liquidity for these investments and for other uses, including the payment of dividends to our shareholders. In the past, we have also met our liquidity and capital resource needs by utilizing several sources, including:

Aircastle Limited
January 13, 2010

•	lines of credit, our securitizations, term financings and, more recently, secured borrowings supported by export credit agencies for new aircraft acquisitions;

•	public offerings of common shares; and

•	asset sales.
While the financing structures for our securitizations and certain of our term financings include liquidity facilities, these liquidity facilities are primarily designed to provide short-term liquidity to enable the financing vehicles to remain current on principal and interest payments during periods when the relevant entities incur substantial unanticipated expenditures. Because these facilities have priority in the payment waterfall and therefore must be repaid quickly, and because we do not anticipate being required to draw on these facilities to cover operating expenses, we do not view these liquidity facilities as an important source of liquidity for us.
During the [   ] months ended [         ], we acquired [   ] aircraft and made capital expenditures (including lease incentives) totaling $[   ]. We expect to fund approximately $[   ] of purchase obligations for aircraft delivery, pre-delivery and conversion payments during the next twelve months. In addition, at [       ], we expect capital expenditures and lessee maintenance payment draws on our owned and committed aircraft portfolio to be approximately $[   ] to $[    ], excluding freighter conversion payments (see Purchase Obligations in “Contractual Obligations” below), and we expect maintenance collections from lessees on our owned aircraft portfolio to be approximately $[   ] over the next twelve months. There can be no assurance that the capital expenditures, our contributions to maintenance events and lessee maintenance payment draws described above will not be greater than expected or that our expected maintenance payment collections or disbursements will equal our current estimates.
We believe that cash on hand, funds generated from operations and funds we expect to borrow upon delivery of New Airbus A330 Aircraft we acquire in future periods, including borrowings under export credit agency-supported loan facilities, will be sufficient to satisfy our liquidity and capital resource needs, including our pre-delivery payments on the New Airbus A330 program, payments due at delivery of the New Airbus A330 Aircraft, required debt amortization, expected capital expenditures, lessee maintenance payment draws and lease incentives over the next twelve months. In addition, potential asset sales may provide additional sources of liquidity.”
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Aircastle Limited
January 13, 2010

Please contact the undersigned at 203-504-1880 should you require further information or have any questions.
Very truly yours,
Michael J. Inglese
Chief Financial Officer
Aircastle Limited